FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Acquisition of interest in uranium projects in South Australia

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 15, 2008

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2008

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director Executive Vice President Chief Financial Officer

October 15, 2008

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Acquisition of interest in uranium projects in South Australia

Mitsui & Co., Ltd. (Head office: Tokyo, Japan, CEO: Shoei Utsuda) has decided to acquire the interests in six uranium deposits held by Uranium One Inc. (Head office: Vancouver, Canada, CEO: Jean Nortier), which include the Honeymoon uranium project located in the State of South Australia, Australia, and signed the sale and purchase agreement and the joint venture agreement for joint development of those projects with the company. The total amount of development investment which Mitsui will bear regarding this business and purchase price of the interest is estimated to be A$104 million (approximately 7.3 billion yen).

While the uranium assets which Mitsui acquires through this transaction are still undeveloped, the Honeymoon project has already obtained the mining license and construction work on it has been started. The commencement of commercial production at the Honeymoon project is expected sometime from the end of 2009 to 2010, and its annual production will be about 400tU3O8 with a production period of 6 years.

The development expenditure of Honeymoon project will be borne by Uranium One and Mitsui in proportion with each respective JV share (Uranium One: 51%, Mitsui: 49%).

As for other projects, Uranium One and Mitsui will jointly conduct exploration activities and elaborate a detailed business plan.

The sale and purchase agreement and joint venture agreement are conditional upon statutory approval by the relevant Australian governmental authorities. Uranium One and Mitsui are targeting to complete the deal within this year.

This investment is the first uranium project for Mitsui. Mitsui has long experiences in the area of developing overseas energy resources such as oil, LNG and coal and so forth. In terms of uranium resources as fuel for nuclear power generation, Mitsui will continue to investigate any investment opportunities around the world in view of contributing to security of energy supply on a global basis.

Attachment:	Location of the projects
Overview of Uranium One

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7562

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

Location of the projects

<South Australia / closeup of southern part>

Overview of Uranium One

Uranium One, listed on the Toronto Stock Exchange in Canada and the Johannesburg Stock Exchange in South Africa, is an international uranium producing company with attributable uranium production in 2007 of approximately 900tU3O8, thereby ranking as one of the 10 largest uranium producers in the world. Uranium One has assets in Australia, North America and Kazakhstan and South Africa.